Exhibit 99.1

Mobile-health Network Solutions Reports Improved Gross Margin and Cash Position, Reduced Operating Expenses, in H1 FY2026

SINGAPORE, March 12, 2026 — Mobile-health Network Solutions (Nasdaq: MNDR) (“MNDR” or “the Company”), a leading AI HealthTech platform, today announced that, for the first six months of fiscal 2026 ended December 31, 2025, the Company achieved significant improvements in its gross margin and cash position while slashing its total operating expenses and net loss.

Gross margin for the first half of fiscal 2026 was 20.1 percent, compared with 14.8 percent for the first half of fiscal 2025. This improvement was mainly the result of a 13.4 percent reduction in cost of revenue, which led to a 25.3 percent increase in gross profit compared to the first half of fiscal 2025.

Net cash and cash equivalents at December 31, 2025, rose to $3.48 million, compared with $1.03 million at June 30, 2025. This increase, driven by operational efficiency gains and fundraising, is expected to help facilitate continued investment in AI and selective growth initiatives.

Total operating expenses for 1H FY 2026 were $1.67 million, a 29.9 percent reduction compared with $2.38 million in the year-ago period. This improvement was primarily driven by the accelerated deployment of AI-enabled scheduling, predictive maintenance, and automated administrative workflows, which reduced salaries and benefits and other operating costs.

The Company’s net loss for the first six months of fiscal 2026 was $0.86 million, a 48.2 percent decrease from the net loss of $1.66 million sustained in the first half of fiscal 2025. This improvement was mainly due to the Company’s reduction in total operating expenses.

“We are excited about the progress we have made in the first half of fiscal 2026,” said the Chief Executive Officer, Dr. Siaw Tung Yeng, “By embedding AI into our core operations, we have achieved significant savings and better operating results while preserving the quality of our services.”

Going forward, said Dr. Siaw, the Company’s strategic priorities will include:

●	Continue AI deployment. Expand predictive maintenance, intelligent rostering, automated documentation, and analytics across additional contracts to drive further cost savings;

●	Protect and improve service quality. Combine automation with targeted employee upskilling to deliver higher-value service to customers;

●	Maintain disciplined capital management. Preserve liquidity while prioritizing high-ROI AI projects and scalable SaaS initiatives; and

●	Reinvest selectively. Allocate a portion of the cost savings to sales expansion, product enhancements, and adoption of Otter.SG, an AI-native Clinic Operating System, unifying clinical, operational, and financial workflows and helping accelerate the Company’s transition to an asset-light, software-enabled model.

Financial snapshot (six months ended December 31, 2025; unaudited)

●	Revenue: US$3,948,768
●	Gross profit: US$795,303
●	Total operating expenses: US$1,672,590
●	Net loss: US$858,417
●	Cash and cash equivalents: US$3,479,487
●	Net tangible assets (NTA): US$8,326,619
●	NTA per share: US$2.39 (rounded)

About Mobile-health Network Solutions

Mobile-health Network Solutions is a leading AI-powered digital health platform headquartered in Singapore, with operations across Southeast Asia and expanding into the US. The company provides telemedicine, AI-driven health tools, and virtual clinic infrastructure to empower patients and doctors worldwide. Its mission is to make healthcare accessible, intelligent, and human - through technology. For more information, please visit our website.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to financial and business prospects, anticipated benefits of the Company’s transition to an asset-light platform, the Company’s goals and future activity, including continued development of proprietary technologies, strategic partnerships, and its capital initiatives. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com